FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

May 31, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

Wimm-Bill-Dann Foods OJSC (NYSE: WBD) informs of the following resolves made by its Board of Directors held on May 29, 2006:

1.               To establish branch-offices of WBD Foods OJSC in the following Russian cities in the following quantity:

•      Moscow – 2 branch-offices

•      Nizhniy Novgorod – 1 branch-office

•      Timashevsk – 1 branch-office

•      Volgograd – 1 branch-office

•      Krasnodar – 1 branch-office

•      Rostov-on-Don – 1 branch-office

•      Saint-Petersburg – 1 branch-office

•      Ufa – 1 branch-office

•      Ekaterinburg – 1 branch-office

•      Vladivostok – 1 branch-office

2.               To approve the following full and abbreviated names of the branch-offices of WBD Foods OJSC:

•      Moscow – full name: Moscow branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods”, abbreviated name: Moscow branch-office of  OJSC “WBD Foods”.

•      Moscow – full name: Branch-office “Baby Food” of  Open Joint Stock Company “Wimm-Bill-Dann Foods”, abbreviated name: Branch-office of  “WBD Foods” – Baby Food.

•      Nizhniy Novgorod – full name: Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Nizhniy Novgorod, abbreviated name: Nizhegorodskiy branch-office of  OJSC “WBD Foods”.

•      Timashevsk - full name: Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Timashevsk, abbreviated name: Timashevskiy branch-office of  OJSC “WBD Foods”.

•      Volgograd – full name: Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Volgograd, abbreviated name: Volgogradskiy branch-office of  OJSC “WBD Foods”.

•      Krasnodar – full name: Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Krasnodar, abbreviated name: Krasnodarskiy branch-office of  OJSC “WBD Foods”.

•      Rostov-on-Don – full name: Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Rostov-on-Don, abbreviated name: Rostovskiy branch-office of  OJSC “WBD Foods”.

•      Saint-Petersburg – full name: Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Saint-Petersburg, abbreviated name: Saint-Petersburgskiy branch-office of  OJSC “WBD Foods”.

•      Ufa – full name: Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Ufa, abbreviated name: Ufimskiy branch-office of  OJSC “WBD Foods”.

•      Ekaterinburg - Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Ekaterinburg, abbreviated name: Ekaterinburgskiy branch-office of  OJSC “WBD Foods”.

•      Vladivostok - Branch-office of Open Joint Stock Company “Wimm-Bill-Dann Foods” in Vladivostok, abbreviated name: Vladivostokskiy branch-office of  OJSC “WBD Foods”.

3.               To propose to the Company’s General Meeting of Shareholders the following:

1. To announce dividends payment upon Y2002-2004 financial results on allocated ordinary nominal shares of WBD Foods OJSC, in the dividend amount of 4 (four) rubles 60 kopecks per 1 ordinary nominal share.

2. To announce dividends payment upon O1 Y2006 financial results on allocated ordinary nominal shares of WBD Foods OJSC, in the dividend amount of 2 (two) rubles 27 kopecks per 1 ordinary nominal share.

3. To set the following terms and conditions of dividends payment:

Method of dividends payment: cash;

Term of dividend payment: term of dividend payment should not exceed 60 days from the date of GSM approval of dividends payment;

Procedure of dividends payment:

*             dividends payment to legal entities is performed in the form of cashless settlement (at that, the date of dividend payment is considered the date of charge-off the corresponding amount from WBD Foods OJSC and payment agent’s (in case of its engagement) account);  dividends payment to individuals, upon their request, may be effected both in cash, or in the form of cashless settlement;

*             since WBD Foods OJSC is the tax agent in the course of income payment to the shareholders on  their ordinary nominal shares, the dividends are paid to the shareholders after deduction of tax and other amounts, stipulated by the Russian Federation legislation, retained.

4.               To approve the main outline of the dividend policy of WBD Foods OJSC and to include it in the materials distributed to shareholders in the course of preparation  for Annual shareholders meeting.

The main outline of the dividend policy

In recommending to WBD Foods OJSC General Shareholders Meeting to take a decision on the payment of dividends and in determining at what level to declare a dividend, we considered a number of financial factors, including sustainability and capital requirements and resources of our business. We expect that our recommendations regarding the level of the annual dividend (for fiscal year 2006) would be in the range of US$ 0.50-0.60 per WBD Foods OJSC share. It is expected that the Board of Directors would recommend paying similar annual dividends in the future provided WBD Foods OJSC maintains its profitability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      May 31, 2006